Exhibit 99.1

Condensed Consolidated Interim Financial Statements
June 30, 2022 and 2021
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2022 and December 31, 2021
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$309,958	$481,327
Term deposits	15	60,000	—
Accounts receivable and other	5	75,937	68,745
Inventories	6	200,143	178,163
		646,038	728,235
Restricted cash		2,133	2,674
Deferred tax assets		15,900	—
Other assets		101,538	104,023
Property, plant and equipment		3,650,725	4,003,211
Goodwill		92,591	92,591
		$4,508,925	$4,930,734
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$177,154	$195,334
Current portion of lease liabilities		4,703	7,228
Current portion of asset retirement obligations		4,088	4,088
		185,945	206,650
Debt	7	497,249	489,763
Lease liabilities		13,221	14,895
Employee benefit plan obligations		8,639	8,942
Asset retirement obligations		125,457	131,367
Deferred income tax liabilities		450,334	439,195
		1,280,845	1,290,812
Equity
Share capital	11	3,240,952	3,225,326
Treasury stock		(20,454)	(10,289)
Contributed surplus		2,612,463	2,615,459
Accumulated other comprehensive loss		(29,678)	(20,905)
Deficit		(2,578,766)	(2,239,226)
Total equity attributable to shareholders of the Company		3,224,517	3,570,365
Attributable to non-controlling interests		3,563	69,557
		3,228,080	3,639,922
		$4,508,925	$4,930,734
Subsequent events (Note 18)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: July 28, 2022

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
Revenue
Metal sales	8	$213,447	$233,224	$408,119	$457,842

Cost of sales
Production costs		109,320	112,800	213,876	221,360
Depreciation and amortization		52,917	51,023	103,552	103,509
		162,237	163,823	317,428	324,869

Earnings from mine operations		51,210	69,401	90,691	132,973

Exploration and evaluation expenses		4,242	7,881	10,103	11,889
Mine standby costs	9	10,662	2,093	22,370	3,704
General and administrative expenses		8,734	9,726	17,025	19,866
Employee benefit plan expense		809	616	2,650	1,365
Share-based payments expense	12	348	1,922	3,998	3,703
Impairment of property, plant and equipment	4	—	—	365,426	—
(Recovery) write-down of assets		(1,688)	320	22,453	(430)
Foreign exchange gain		(6,415)	(143)	(9,135)	(6,222)
Earnings (loss) from operations		34,518	46,986	(344,199)	99,098

Other income	10	1,678	9,636	3,421	10,935
Finance costs	10	(23,743)	(15,497)	(25,909)	(25,832)
Earnings (loss) from continuing operations before income tax		12,453	41,125	(366,687)	84,201
Income tax expense		33,980	12,705	39,054	39,543
Net (loss) earnings from continuing operations		(21,527)	28,420	(405,741)	44,658
Net loss from discontinued operations, net of tax		—	(86,766)	—	(89,160)
Net loss for the period		$(21,527)	$(58,346)	$(405,741)	$(44,502)

Attributable to:
Shareholders of the Company		(22,718)	(55,737)	(339,540)	(43,798)
Non-controlling interests		1,191	(2,609)	(66,201)	(704)
Net loss for the period		$(21,527)	$(58,346)	$(405,741)	$(44,502)

(Loss) earnings attributable to shareholders of the Company
Continuing operations		(22,718)	31,029	(339,540)	45,362
Discontinued operations		—	(86,766)	—	(89,160)
		$(22,718)	$(55,737)	$(339,540)	$(43,798)

Weighted average number of shares outstanding (thousands)
Basic		183,777	181,599	183,074	178,086
Diluted		183,777	181,599	183,074	178,086

Net loss per share attributable to shareholders of the Company:
Basic loss per share		$(0.12)	$(0.31)	$(1.85)	$(0.25)
Diluted loss per share		$(0.12)	$(0.31)	$(1.85)	$(0.25)

Net (loss) earnings per share attributable to shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.12)	$0.17	$(1.85)	$0.25
Diluted (loss) earnings per share		$(0.12)	$0.17	$(1.85)	$0.25
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Net loss for the period	$(21,527)	$(58,346)	$(405,741)	$(44,502)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities, net of tax	(10,314)	95	(8,265)	(30)
Actuarial gains (losses) on employee benefit plans, net of tax	409	64	(508)	30
Total other comprehensive (loss) income for the period	(9,905)	159	(8,773)	—
Total comprehensive loss for the period	$(31,432)	$(58,187)	$(414,514)	$(44,502)

Attributable to:
Shareholders of the Company	(32,623)	(55,578)	(348,313)	(43,798)
Non-controlling interests	1,191	(2,609)	(66,201)	(704)
	$(31,432)	$(58,187)	$(414,514)	$(44,502)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(21,527)	$28,420	$(405,741)	$44,658
Adjustments for:
Depreciation and amortization		53,699	51,471	104,925	104,536
Finance costs		23,743	15,494	25,909	25,832
Interest income		(809)	(1,173)	(1,284)	(1,475)
Unrealized foreign exchange (gain) loss		(3,282)	675	(3,766)	(1,689)
Income tax expense		33,980	12,705	39,054	39,543
(Gain) loss on disposal of assets		(233)	(98)	(815)	226
Gain on disposal of mining licenses		—	(7,046)	—	(7,046)
(Recovery) write-down of assets		(1,688)	320	22,453	(430)
Share-based payments expense	12	348	1,922	3,998	3,703
Employee benefit plan expense		809	616	2,650	1,365
Impairment of property, plant and equipment		—	—	365,426	—
		85,040	103,306	152,809	209,223
Property reclamation payments		(481)	(772)	(793)	(1,107)
Employee benefit plan payments		(423)	(289)	(2,673)	(521)
Income taxes paid		(36,628)	(27,517)	(52,567)	(52,013)
Interest received		809	1,174	1,284	1,475
Changes in non-cash working capital	13	(21,382)	(26,884)	(35,881)	(8,912)
Net cash generated from operating activities of continuing operations		26,935	49,018	62,179	148,145
Net cash generated from (used in) operating activities of discontinued operations		—	1,311	—	(4,740)

Investing activities
Purchase of property, plant and equipment		(83,183)	(71,603)	(135,179)	(135,594)
Acquisition of subsidiary, net of $4,311 cash received		—	(19,336)	—	(19,336)
Proceeds from the sale of property, plant and equipment		565	519	1,641	1,311
Proceeds from sale of mining licenses		—	5,000	—	5,000
Value added taxes related to mineral property expenditures, net		(7,078)	(1,631)	(18,211)	(4,199)
Decrease (increase) in term deposits		—	1,904	(60,000)	58,034
Increase in restricted cash		—	(31)	—	(104)
Net cash used in investing activities of continuing operations		(89,696)	(85,178)	(211,749)	(94,888)
Net cash used in investing activities of discontinued operations		—	(930)	—	(1,437)

Financing activities
Issuance of common shares, net of issuance costs		541	2,300	13,659	14,134
Contributions from non-controlling interests		37	85	207	409
Repayments of borrowings		—	(72,233)	—	(83,333)
Interest paid		(831)	(13,278)	(17,719)	(15,483)
Principal portion of lease liabilities		(1,705)	(2,253)	(3,977)	(5,012)
Purchase of treasury stock		—	—	(13,969)	—
Net cash used in financing activities of continuing operations		(1,958)	(85,379)	(21,799)	(89,285)
Net cash used in financing activities of discontinued operations		—	(12)	—	(24)

Net decrease in cash and cash equivalents		(64,719)	(121,170)	(171,369)	(42,229)
Cash and cash equivalents - beginning of period		374,677	530,903	481,327	451,962
Cash and cash equivalents - end of period		$309,958	$409,733	$309,958	$409,733
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2022	2021	2022	2021
Share capital
Balance beginning of period		$3,240,665	$3,157,117	$3,225,326	$3,144,644
Shares issued upon exercise of share options		71	681	3,943	1,398
Shares issued upon exercise of performance share units (PSU's)		—	1,172	2,256	1,172
Transfer of contributed surplus on exercise of options		29	263	1,592	548
Shares issued on acquisition of subsidiary		—	65,647	—	65,647
Shares issued upon exercise of warrants		213	—	213	—
Shares issued to the public, net of share issuance costs		(26)	(50)	7,622	11,421
Balance end of period	11	$3,240,952	$3,224,830	$3,240,952	$3,224,830

Treasury stock
Balance beginning of period		$(20,454)	$(10,879)	$(10,289)	$(11,452)
Purchase of treasury stock		—	—	(13,969)	—
Shares redeemed upon exercise of restricted share units (RSU's)		—	584	3,804	1,157
Balance end of period		$(20,454)	$(10,295)	$(20,454)	$(10,295)

Contributed surplus
Balance beginning of period		$2,610,136	$2,639,067	$2,615,459	$2,638,008
Share-based payment arrangements		2,356	2,240	4,656	4,157
Shares redeemed upon exercise of restricted share units		—	(584)	(3,804)	(1,157)
Shares redeemed upon exercise of performance share units		—	(1,172)	(2,256)	(1,172)
Transfer to share capital on exercise of options		(29)	(263)	(1,592)	(548)
Balance end of period		$2,612,463	$2,639,288	$2,612,463	$2,639,288

Accumulated other comprehensive loss
Balance beginning of period		$(19,773)	$(30,456)	$(20,905)	$(30,297)
Other comprehensive (loss) income for the period attributable to shareholders of the Company		(9,905)	159	(8,773)	—
Balance end of period		$(29,678)	$(30,297)	$(29,678)	$(30,297)

Deficit
Balance beginning of period		$(2,556,048)	$(2,091,267)	$(2,239,226)	$(2,103,206)
Loss attributable to shareholders of the Company		(22,718)	(55,737)	(339,540)	(43,798)
Balance end of period		$(2,578,766)	$(2,147,004)	$(2,578,766)	$(2,147,004)
Total equity attributable to shareholders of the Company		$3,224,517	$3,676,522	$3,224,517	$3,676,522

Non-controlling interests
Balance beginning of period		$2,335	$43,102	$69,557	$40,873
Earnings (loss) attributable to non-controlling interests		1,191	(2,609)	(66,201)	(704)
Contributions from non-controlling interests		37	85	207	409
Balance end of period		$3,563	$40,578	$3,563	$40,578
Total equity		$3,228,080	$3,717,100	$3,228,080	$3,717,100
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, Greece, and Romania.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2021.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 28, 2022.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2021.

3. Significant accounting policies
Adoption of new accounting standards
A number of new standards and amendments to standards are effective for annual periods beginning on or after January 1, 2022 and earlier application is permitted; however, the Company has not early adopted and continues to evaluate the impact of the new and amended standards in preparing these condensed consolidated interim financial statements.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Impairment of Certej Project
In March 2022, the Company recorded an impairment of the Certej project, a non-core gold asset in the Romania segment, of $365,426 ($345,386 net of deferred tax). The impairment was recorded as a result of a plan to consider selling Certej and recognizes mineral properties and capitalized evaluation at their estimated fair value. The non-recurring fair value measurement of $52,000 was categorized as a Level 3 fair value based on the expected consideration of a sale, less estimated costs of disposal.

5. Accounts receivable and other

	June 30, 2022	December 31, 2021

Trade receivables	$30,953	$23,020
Value added tax and other taxes recoverable	9,716	17,782
Other receivables and advances	18,829	9,946
Prepaid expenses and deposits	16,291	17,834
Investment in marketable securities	148	163
	$75,937	$68,745

6. Inventories

	June 30, 2022	December 31, 2021

Ore stockpiles	$8,931	$10,097
In-process inventory and finished goods	71,496	63,513
Materials and supplies	119,716	104,553
	$200,143	$178,163

(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
7. Debt

	June 30, 2022	December 31, 2021

Senior notes due 2029, net of unamortized transaction fees of $6,436 (2021 - $6,783) and initial redemption option of $4,413	$497,978	$497,868
Redemption option derivative asset	(729)	(8,105)
	$497,249	$489,763

On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022.
The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The senior notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decreases in fair value in the three and six months ended June 30, 2022, respectively, are $14,424 and $7,377, which are recognized in finance costs.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at June 30, 2022.
The fair market value of the senior notes as at June 30, 2022 is $394,040.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Revenue
For the three months ended June 30, 2022, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$50,273	$84,579	$—	$134,852
Gold revenue - concentrate	42,147	—	19,716	61,863
Silver revenue - doré	732	374	—	1,106
Silver revenue - concentrate	799	—	8,346	9,145
Lead concentrate	—	—	5,764	5,764
Zinc concentrate	—	—	3,771	3,771
Revenue from contracts with customers	$93,951	$84,953	$37,597	$216,501
Loss on revaluation of derivatives in trade receivables - gold	(1,589)	—	(962)	(2,551)
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(503)	(503)
	$92,362	$84,953	$36,132	$213,447

For the three months ended June 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$79,944	$63,125	$—	$143,069
Gold revenue - concentrate	41,218	—	21,366	62,584
Silver revenue - doré	800	411	—	1,211
Silver revenue - concentrate	1,300	—	4,357	5,657
Lead concentrate	—	—	4,418	4,418
Zinc concentrate	—	—	12,800	12,800
Revenue from contracts with customers	$123,262	$63,536	$42,941	$229,739
Gain on revaluation of derivatives in trade receivables - gold	2,466	—	1,334	3,800
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(315)	(315)
	$125,728	$63,536	$43,960	$233,224
(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Revenue (continued)
For the six months ended June 30, 2022, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$106,141	$149,176	$—	$255,317
Gold revenue - concentrate	81,935	—	34,929	116,864
Silver revenue - doré	1,476	716	—	2,192
Silver revenue - concentrate	1,715	—	13,050	14,765
Lead concentrate	—	—	9,724	9,724
Zinc concentrate	—	—	10,645	10,645
Revenue from contracts with customers	$191,267	$149,892	$68,348	$409,507
Loss on revaluation of derivatives in trade receivables - gold	(964)	—	(1,251)	(2,215)
Gain on revaluation of derivatives in trade receivables - other metals	—	—	827	827
	$190,303	$149,892	$67,924	$408,119

For the six months ended June 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$164,896	$114,707	$—	$279,603
Gold revenue - concentrate	81,849	—	42,821	124,670
Silver revenue - doré	1,558	787	—	2,345
Silver revenue - concentrate	2,433	—	14,237	16,670
Lead concentrate	—	—	13,670	13,670
Zinc concentrate	—	—	21,175	21,175
Revenue from contracts with customers	$250,736	$115,494	$91,903	$458,133
Gain on revaluation of derivatives in trade receivables - gold	550	—	305	855
Loss on revaluation of derivatives in trade receivables - other metals	—	—	(1,146)	(1,146)
	$251,286	$115,494	$91,062	$457,842

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

9. Mine standby costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Stratoni	$7,386	$—	$16,835	$—
Skouries	2,505	1,417	4,044	2,695
Other mine standby costs	771	676	1,491	1,009
	$10,662	$2,093	$22,370	$3,704

10. Other income and finance costs

	Three months ended June 30,		Six months ended June 30,
(a) Other income	2022	2021	2022	2021

Gain (loss) on disposal of assets	$233	$98	$815	$(226)
Gain on disposal of mining licenses	—	7,046	—	7,046
Interest and other income	1,445	2,492	2,606	4,115
	$1,678	$9,636	$3,421	$10,935

	Three months ended June 30,		Six months ended June 30,
(b) Finance costs	2022	2021	2022	2021

Interest cost on senior notes due 2029	$7,867	$—	$15,647	$—
Interest cost on senior secured notes due 2024	—	6,195	—	12,390
Interest cost on term loan	—	927	—	1,887
Other interest and financing costs	511	1,337	969	2,976
Loss on redemption option derivative (Note 7)	14,424	6,182	7,377	6,857
Interest expense on lease liabilities	380	495	795	1,011
Asset retirement obligation accretion	561	361	1,121	711
	$23,743	$15,497	$25,909	$25,832

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share capital and (loss) earnings per share
(a) Share capital

	2022		2021
Voting common shares	Number of Shares	Total	Number of Shares	Total

Balance at January 1,	182,673,118	$3,225,326	174,931,381	$3,144,644
Shares issued upon exercise of share options	774,653	3,943	266,520	1,398
Shares issued on redemption of performance share units	528,166	2,256	507,998	1,172
Estimated fair value of share options exercised transferred from contributed surplus	—	1,592	—	548
Shares issued on acquisition of QMX	—	—	5,788,187	65,647
Shares issued upon exercise of warrants	19,037	213	—	—
Flow-through and other shares issued, net of issuance costs and premium	694,500	7,622	1,100,000	11,421
Balance at June 30,	184,689,474	$3,240,952	182,594,086	$3,224,830

On March 14, 2022, the Company completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8,000 ($6,378), which will be used to fund continued exploration. On the same date, the Company also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4,000 ($3,189), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue. The premium of $1,880 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
In March 2022, the warrant holders of Eldorado Gold (Quebec) Inc. (formerly QMX Gold Corporation) exercised 1,250,000 warrants that were issued and outstanding prior to the closing of the arrangement between the Company and QMX Gold Corporation on April 7, 2021, which resulted in the Company issuing 19,037 common shares in April 2022 in relation to this exercise. The remaining 500,000 warrants outstanding of Eldorado Gold (Quebec) Inc. expired during the first quarter of 2022.

(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
11. Share capital and (loss) earnings per share (continued)
(b) (Loss) earnings per share
The weighted average number of common shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of common shares used in the calculation of basic (loss) earnings per share as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Weighted average number of common shares used in the calculation of basic (loss) earnings per share	183,776,750	181,598,939	183,073,881	178,085,804
Dilutive impact of share options	—	—	—	—
Dilutive impact of restricted share units and restricted share units with performance criteria	—	—	—	—
Dilutive impact of performance share units	—	—	—	—
Weighted average number of common shares used in the calculation of diluted (loss) earnings per share	183,776,750	181,598,939	183,073,881	178,085,804

As at June 30, 2022, 2,716,052 options (June 30, 2021 - 2,498,594) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.
For the three months ended June 30, 2022, 564,192 share options (three months ended June 30, 2021 - 1,160,500), 179,097 RSU's and RSU's with performance criteria (three months ended June 30, 2021 - 234,984), and no PSU's (three months ended June 30, 2021 - 751,552) were anti-dilutive. For the six months ended June 30, 2022, 731,148 share options (six months ended June 30, 2021 - 1,255,926 share options), 346,141 RSU's and RSU's with performance criteria (six months ended June 30, 2021 - 335,587), and 79,740 PSU's (six months ended June 30, 2021 - 822,403) were anti-dilutive.

12. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Share options	$1,087	$642	$2,127	$1,395
Restricted shares with no performance criteria	349	367	769	602
Restricted shares with performance criteria	360	1,025	859	1,670
Performance shares	559	206	900	489
Deferred units	(2,007)	(318)	(657)	(453)
	$348	$1,922	$3,998	$3,703

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Changes in non-cash working capital:
Accounts receivable and other	$(15,403)	$(10,977)	$1,533	$4,931
Inventories	(10,772)	(8,656)	(21,516)	(6,923)
Accounts payable and accrued liabilities	4,793	(7,251)	(15,898)	(6,920)
	$(21,382)	$(26,884)	$(35,881)	$(8,912)

14. Commitments and Contractual Obligations
Significant changes to the Company's commitments and contractual obligations as at June 30, 2022 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 years	Total

Purchase obligations and other commitments	$41,909	$4,918	$24	$—	$—	$—	$46,851

Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag.

15. Fair value measurements
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
15. Fair value measurements (continued)
Assets measured at fair value as at June 30, 2022 include marketable securities of $45,759 (December 31, 2021 – $53,352), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, and investments in debt securities of $6,851 (December 31, 2021 – $6,660), comprised of publicly-traded debt securities classified as fair value through other comprehensive income. At June 30, 2022, assets measured at fair value also include settlement receivables of $30,452 (December 31, 2021 – $28,523) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $729 (December 31, 2021 – $8,105), related to the redemption options associated with the senior notes classified as fair value through profit and loss, and a Turkish Lira deposit, included in term deposits, of $60,000 (December 31, 2021 – nil), which is protected from the weakening of the Turkish Lira against the U.S. dollar and measured at fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue, changes in the fair value of the redemption option derivative asset are recorded in finance costs and there were no changes in the fair value of the Turkish Lira deposit in the six months ended June 30, 2022. Valuation of the contingent consideration on the May 2020 acquisition of interest in Hellas Gold is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at June 30, 2022.
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company’s marketable securities and investments in debt securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset, the Turkish Lira deposit and the fair market value of the Company’s senior notes (Note 7). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company’s redemption option derivative asset is based on models using observable interest rate inputs; the fair value of the Turkish Lira deposit is based on an observable foreign exchange rate; and the fair value of the Company’s senior notes is based on observable prices in inactive markets. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

16. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2022 are outlined below.
Credit risk
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments. At June 30, 2022, the Turkish Lira deposit of $60,000 is held in a Turkish banking institution with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with recent downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2022, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kisladag and the Efemcukuru mines and exploration activities in Turkiye. The Canada reporting segment includes the Lamaque Triangle mine and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine, which has transitioned to care and maintenance in 2022. The Stratoni mill will transition to care and maintenance later in 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in the Turkiye reporting segment share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended June 30, 2022	Turkiye	Canada	Greece	Romania	Other	Total

Earnings and loss information
Revenue	$92,362	$84,953	$36,132	$—	$—	$213,447
Production costs	45,668	31,440	32,212	—	—	109,320
Depreciation and amortization	23,405	18,907	10,605	—	—	52,917
Earnings (loss) from mine operations	$23,289	$34,606	$(6,685)	$—	$—	$51,210

Other significant items of income and expense
Recovery of assets	$(105)	$—	$(1,583)	$—	$—	$(1,688)
Exploration and evaluation expenses	749	1,912	219	855	507	4,242
Mine standby costs	—	—	10,645	17	—	10,662
Income tax expense (recovery)	24,935	10,213	14,329	—	(15,497)	33,980

Capital expenditure information
Additions to property, plant and equipment during the period*	$46,412	$19,556	$21,104	$—	$13	$87,085
* Presented on an accrual basis; excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the three months ended June 30, 2021	Turkiye	Canada	Greece	Romania	Brazil**	Other	Total

Earnings and loss information
Revenue	$125,728	$63,536	$43,960	$—	$—	$—	$233,224
Production costs	46,503	24,040	42,257	—	—	—	112,800
Depreciation and amortization	22,194	14,715	14,114	—	—	—	51,023
Earnings (loss) from mine operations	$57,031	$24,781	$(12,411)	$—	$—	$—	$69,401

Other significant items of income and expense
Write-down of assets	$320	$—	$—	$—	$—	$—	$320
Exploration and evaluation expenses	5,100	1,177	161	927	—	516	7,881
Mine standby costs	—	—	2,074	19	—	—	2,093
Income tax expense (recovery)	18,881	7,986	(8,301)	(5,861)	—	—	12,705
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	(86,766)	—	(86,766)

Capital expenditure information
Additions to property, plant and equipment during the period*	$38,970	$21,810	$13,725	$—	$—	$1,571	$76,076
* Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
** The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the six months ended June 30, 2022	Turkiye	Canada	Greece	Romania	Other	Total

Earnings and loss information
Revenue	$190,303	$149,892	$67,924	$—	$—	$408,119
Production costs	92,722	58,652	62,502	—	—	213,876
Depreciation and amortization	46,778	35,013	21,761	—	—	103,552
Earnings (loss) from mine operations	$50,803	$56,227	$(16,339)	$—	$—	$90,691

Other significant items of income and expense
Impairment (Note 4)	$—	$—	$—	$365,426	$—	$365,426
Write-down (recovery) of assets	24,006	—	(1,553)	—	—	22,453
Exploration and evaluation expenses	1,438	5,563	381	1,730	991	10,103
Mine standby costs	—	—	22,333	37	—	22,370
Income tax expense (recovery)	37,050	18,937	19,006	(20,039)	(15,900)	39,054

Capital expenditure information
Additions to property, plant and equipment during the period*	$73,624	$37,722	$35,833	$33	$642	$147,854

Information about assets and liabilities
Property, plant and equipment	$837,689	$706,721	$2,033,070	$57,788	$15,457	$3,650,725
Goodwill	—	92,591	—	—	—	92,591

Debt	$—	$—	$—	$—	$497,249	$497,249
* Presented on an accrual basis; excludes asset retirement adjustments.
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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

17. Segment information (continued)

As at and for the six months ended June 30, 2021	Turkiye	Canada	Greece	Romania	Brazil**	Other	Total

Earnings and loss information
Revenue	$251,286	$115,494	$91,062	$—	$—	$—	$457,842
Production costs	87,415	47,023	86,922	—	—	—	221,360
Depreciation and amortization	44,596	31,279	27,634	—	—	—	103,509
Earnings (loss) from mine operations	$119,275	$37,192	$(23,494)	$—	$—	$—	$132,973

Other significant items of income and expense
Recovery of assets	$(430)	$—	$—	$—	$—	$—	$(430)
Exploration and evaluation expenses	5,921	2,660	298	1,923	—	1,087	11,889
Mine standby costs	—	—	3,664	40	—	—	3,704
Income tax expense (recovery)	42,744	12,698	(16,455)	556	—	—	39,543
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	—	(89,160)	—	(89,160)

Capital expenditure information
Additions to property, plant and equipment during the period*	$69,991	$39,254	$24,336	$—	$—	$1,904	$135,485
* Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure at discontinued operations.
** The Brazil reporting segment included the Tocantinzinho project and exploration activities up until the sale of Tocantinzinho in October 2021.

For the year ended December 31, 2021	Turkiye	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment	$841,000	$704,663	$2,018,440	$423,503	$—	$15,605	$4,003,211
Goodwill	—	92,591	—	—	—	—	92,591

Debt	$—	$—	$—	$—	$—	$489,763	$489,763

18. Events occurring after the reporting date
In July 2022, the Company completed the acquisition of 32.5 million common shares of G Mining Ventures Corp. ("GMIN") for cash consideration of CDN $26,000 ($20,000). Upon closing of this transaction, Eldorado owned approximately 19.0% of GMIN shares outstanding.
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